EFUTURE ANNOUNCES SECOND QUARTER 2010
UNAUDITED FINANCIAL RESULTS

Total revenue increased 61% year-over-year to RMB35.8 million, exceeding guidance
Adjusted EBITDA was RMB2.1 million, exceeding guidance

BEIJING — September 15, 2010 — eFuture Information Technology Inc. (Nasdaq: EFUT, the “Company” or “eFuture”), a leading provider of software and services in China’s rapidly growing retail and consumer goods industries, today announced its unaudited financial results for the second quarter ended June 30, 2010.

SECOND QUARTER 2010 FINANCIAL HIGHLIGHTS

•	Total revenue increased 61.1% year-over-year to RMB35.8 million (US$5.3 million).
–	Revenue from software license sales increased 76.2% year-over-year to RMB18.7 million (US$2.8 million).
–	Revenue from hardware sales rose to RMB5.5 million (US$808,045), compared to nil in the second quarter 2009.
–	Service fee income was RMB11.6 million (US$1.7 million), in line with the second quarter 2009.
•	Gross profit increased 105.0% year-over-year to RMB20.1 million (US$3.0 million). Gross margin increased to 56.3%, from 44.2% in the second quarter 2009.
•	Adjusted EBITDA for the second quarter 2010 improved to RMB2.1 million (US$316,487), compared with minus RMB4.8 million in the second quarter 2009.
•	Operating loss was RMB3.6 million (US$528,033) from RMB9.8 million in the second quarter 2009.
•	Net loss was RMB1.7 million (US$254,297), compared with a net loss of RMB11.4 million in the second quarter 2009.
•	Adjusted net income improved to RMB3.5 million (US$510,051), compared with an adjusted net loss of RMB6.7 million in the second quarter 2009.
•	Basic and diluted net losses per share were RMB0.48 (US$0.07), as compared to net losses per share of RMB3.39 in the second quarter 2009.
•	Adjusted diluted net earnings per share improved to RMB0.96 (US$0.14), as compared to basic and diluted net losses per share of RMB1.98 in the second quarter 2009.

Mr. Adam Yan, Chairman, Chief Executive Officer (“CEO”) and Acting Chief Financial Officer (“CFO”), said, “I’m very pleased to report an acceleration in top-line growth during the second quarter, combined with enhanced cost efficiency. Demand for our logistics, Fast Moving Consumer Goods (FMCG) and grocery solutions pushed up total revenue by 61% year-over-year. This rise in revenue was driven by continued retail industry growth, which resulted in increased demand from existing customers as they expanded amid the market rebound. Our restructured sales organization positioned us to capitalize on this trend, allowing us to achieve higher revenue with minimal rise in headcount and other sales costs. The rise in revenue was also driven by the booking of revenues relating to strong order growth during the second half of 2009.  Combined with economies of scale, this resulted in adjusted EBITDA of RMB2.1 million on revenue of RMB35.8 million.”

Mr. Dehong Yang, President, added, “During the second quarter, we benefited from customers demanding one-stop solutions as they expanded geographically and across verticals. We restructured our sales organization during the first quarter to reflect this retail industry trend. Our matrix sales organization, which consists of six verticals and three regional sales teams, allows us to better capitalize on strong relationships with existing customers, as well as promoting cross-selling across verticals and geographically, including into tier-2 and tier-3 cities. To complement our sales efforts, we undertook marketing campaigns across China during the first half of 2010. In addition, we continued to broaden our service offering to generate new revenue streams, increase revenue potential from existing customers, and move towards a more constant revenue stream throughout the year.

Mr. Yan concluded, “Looking ahead, we will continue to focus on our strategy of strengthening our higher margin software core business, as well as increasing our more stable recurring service fee revenues, extending penetration into tier-2 and tier-3 cities, and maintain our focus on innovation, which we view as the cornerstone of our growth going forward. We are well placed to capitalize on the strong growth in China’s retail and consumer goods markets expected during coming months.”

OPERATIONAL UPDATES

Sale of bFuture stake

eFuture sold its 51% ownership stake in bFuture Information Technology Co., Ltd. (“bFuture”), one of China’s leading Software-as-a-Service (“SaaS”) providers in the retail and consumer goods industry, to Mr. Peter Jiang, bFuture’s Founder and CEO, for RMB3.468 million. The Company, which initially purchased its stake in bFuture in November 2007, completed the sale to Mr. Jiang recently. The transaction is not expected to have a material impact on eFuture’s financial results or ongoing business activity.

Management changes

Ms. Ping Yu resigned from the position of CFO, effective July 16, 2010, to pursue other opportunities. Mr. Adam Yan, eFuture's Chairman and CEO, is serving as Acting CFO until the appointment of a new CFO is finalized. Ms. Yu continues to serve as a director of eFuture.

Mr. Deliang Tong resigned from the position of Chief Operating Officer (“COO”) of eFuture, and from the position of President of eFuture’s wholly owned subsidiary, eFuture (Beijing) Royalstone Information Technology Inc. (“eFuture Beijing”), effective September 1, 2010, for personal reasons. Mr. Tong continues to serve as a director of eFuture. To streamline eFuture’s management team, its President, Mr. Dehong Yang, has combined the duties of COO with his existing role, and has also been appointed President of eFuture Beijing, effective September 1, 2010.

SECOND QUARTER 2010 FINANCIAL RESULTS

Revenue

Total revenue for the second quarter 2010 increased 61.1% to RMB35.8 million (US$5.3 million) from RMB22.2 million in the second quarter 2009.

Software license revenue increased 76.2% year-over-year to RMB18.7 million (US$2.8 million), primarily attributable to a continued rebound in logistics, FMCG, and grocery solutions. The completion of eFuture’s sales organization restructuring during the first quarter 2010 allowed the Company to capitalize on continued retail industry growth by achieving increased orders, a large proportion of which came from existing customers.

Hardware revenue was RMB5.5 million (US$808,045), compared to nil in the second quarter 2009, when economic conditions were challenging and before the restructuring of eFuture’s sales organization. Although hardware is not an area of focus for eFuture as margins are not as high as for software license and service fee income, the Company needs to provide hardware as part of its total solution, as a complement to its other offerings.

Service fee income was RMB11.6 million (US$1.7 million), in line with the second quarter 2009. Service fee income, which tends to be relatively stable and recurring, accounted for 32.4% of total revenue in second quarter 2010.

Revenue Breakdown

	2Q09	2Q10
	RMB ‘000	RMB ‘000	USD ‘000	Y-o-Y % Change
Software license sales	10,611	18,695	2,757	76.2
Hardware sales	-	5,480	808	n/a
Service fee income	11,595	11,594	1,710	0.0
Total	22,206	35,769	5,275	61.1

Cost of Revenue

The cost of revenue for the second quarter 2010 increased 26.2% to RMB15.6 million (US$2.3 million) from RMB12.4 million in second quarter 2009. Due to disciplined expense management and rationalization of eFuture’s cost structure, the 26.2% increase in cost of revenue was significantly lower than the 61.1% increase in total revenue.

Cost of Revenue Breakdown

	2Q09	2Q10
	RMB ‘000	RMB ‘000	USD ‘000	Y-o-Y % Change
Cost of software license sales	3,526	1,678	247	(52.4)
Cost of hardware sales	-	4,615	681	n/a
Cost of service fee	4,937	5,407	797	9.5
Amortization of acquired technology	3,019	2,744	405	(9.1)
Amortization of software costs	906	1,195	176	31.9
Total	12,388	15,639	2,306	26.2

Gross Profit

Second quarter 2010 gross profit increased 105.0% year-over-year to RMB20.1 million (US$3.0 million), from RMB9.8 million in the second quarter 2009.

Consolidated gross margin for the second quarter 2010 was 56.3%, compared with 44.2% in the second quarter 2009. The increase was primarily due to some higher-margin software licence sales resulting from the roll-out of key projects piloted in 2009, with roll-out costs being lower than pilot costs.

Operating Expenses

Research and development (“R&D”) expenses for the second quarter 2010 increased 1,397.6% year-over-year to RMB1.4 million (US$203,565), or 3.9% of total revenue, compared with RMB92,179, or 0.4% of total revenue in the second quarter 2009. The significant increase resulted from booking expenses at an earlier stage of development than was the case in the previous year.

General and administrative expenses (“G&A”) for the second quarter 2010 increased 11.3% year-over-year to RMB11.2 million (US$1.6 million), or 31.2% of total revenue, compared with RMB10.0 million, or 45.2% of total revenue in the second quarter 2009. The increase in G&A was mainly due to the continued implementation of a share option scheme to offer enhanced incentives to senior and middle management, as well as to higher rental expenses incurred from the relocation of the Company’s Wuhan office to larger premises in response to operational expansion. G&A decreased as a proportion of total revenue due to the significant rise in revenue during the quarter.

Selling and distribution (“S&D”) expenses for the second quarter 2010 increased 18.3% year-over-year to RMB11.2 million (US$1.6 million), or 31.2% of total revenue, compared with RMB9.4 million, or 42.5% of total revenue in the second quarter 2009. During the second quarter 2010, eFuture reaped the rewards of its sales organization restructuring in the first quarter 2010, achieving strong revenue growth with minimal rise in headcount. eFuture’s sales organization restructuring resulted in the rise in S&D being significantly smaller than the rise in total revenue, and in S&D decreasing as a proportion of total revenue.

Operating Loss

Operating loss in the second quarter 2010 was RMB3.6 million (US$528,033), compared with an operating loss of RMB9.8 million in the second quarter 2009.

Net Loss and Losses Per Share

As a result of the foregoing, second quarter 2010 net loss was RMB1.7 million (US$254,297), a significant improvement from a net loss of RMB11.4 million in the second quarter 2009.

Adjusted net income for the second quarter was RMB3.5 million (US$510,051), compared to an adjusted net loss of RMB6.7 million in the second quarter 2009.

Basic and diluted losses per share in the second quarter 2010 were RMB0.48 (US$0.07), compared to basic and diluted losses per share of RMB3.39 in the second quarter 2009.

Second quarter 2010 adjusted diluted earnings per share were RMB0.96 (US$0.14), compared to adjusted diluted losses per share of RMB1.98 in the second quarter 2009.

EBITDA

Adjusted EBITDA for the second quarter of 2010 was RMB2.1 million (US$316,487), compared to minus RMB4.8 million in the second quarter 2009.

Balance Sheet and Cashflow

As of June 30, 2010, cash and cash equivalents were RMB31.9 million (US$4.7 million), a 46.1% decrease compared with RMB59.1 million at the end of December 2009. This decrease was mainly due to the final cash payment for Proadavancer, the logistics solutions and service provider that eFuture acquired in 2008. All payments for Proadvancer have now been completed.

Total accounts receivable as of June 30, 2010 decreased 36.4% to RMB9.5 million (US$1.4 million) from RMB15.0 million as of December 31, 2009. This decrease was mainly attributable to enhanced management of accounts receivable collections.

Inventories as of June 30, 2010 increased to RMB10.2 million (US$1.5 million),  compared with RMB5.5 million as of December 31, 2009, as some of eFuture's contracts were still classified as work in process. They will become costs when they reach the point of revenue recognition.

For the six months ended June 30, 2010, net cash used in operating activities was RMB10.1 million (US$1.5 million), while net cash used in investing activities was RMB17.1 million (US$2.5 million), relating largely to the final cash payment for Proadvancer.

THIRD QUARTER 2010 GUIDANCE

eFuture expects total revenue for the third quarter 2010 to be in the range of approximately US$3.5 million to US$4.2 million. Adjusted EBITDA for the third quarter 2010 is expected to be in the range of approximately minus US$0.7 million to minus US$0.2 million.

CONFERENCE CALL INFORMATION

eFuture’s management will host a conference call on Thursday, September 16, 2010 at 5:00 am (US Pacific) / 8:00 am (US Eastern) / 8:00 pm (Beijing) to discuss its second quarter 2010 financial results and recent business activity. The conference call may be accessed by calling:

United States Toll Free	+1 866 519 4004
United States Toll	+1 718 354 1231
United Kingdom Toll Free	0808 234 6646
Hong Kong Toll Free	800 930 346
China Toll Local Dial-in	800 819 0121
China Toll (Mobile Callers)	400 620 8038
International Dial-in	+65 6723 9381
Passcode	97606884 or eFuture

Please dial in 10 minutes before the call is scheduled to begin.

A replay of the conference call may be accessed by phone at the following numbers until Thursday, September 23, 2010:

United States Toll Free	+1 866 214 5335
United States Toll	+1 718 354 1232
United Kingdom Toll Free	0800 731 7846
Hong Kong Toll Free	800 901 596
China North Toll Free	10800 714 0386
China South Toll Free	10800 140 0386
International Dial-in	+61 2 8235 5000
Passcode	97606884

Additionally, a live and archived webcast of the conference call will be available on the investor relations section of eFuture’s website at www.e-future.com.cn/ENG/newshow.asp?id=513.

CURRENCY CONVENIENCE TRANSLATION

For the convenience of readers, certain RMB amounts have been translated into US dollars at the rate of RMB6.7815 to US$1.00, the noon buying rate for US dollars in effect on June 30, 2010 for cable transfers of RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement eFuture’s unaudited consolidated financial results presented in accordance with U.S. GAAP, eFuture uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission: adjusted EBITDA excluding amortization of acquired software technology, amortization of intangibles, share-based compensation expenses, depreciation; adjusted net income excluding amortization of acquired software technology, amortization of intangibles, share-based compensation expenses and accretion on convertible notes; adjusted basic and diluted earnings per share excluding amortization of acquired software technology, amortization of intangibles, share-based compensation expenses and accretion on convertible notes.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

eFuture believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding expenses that may not be indicative of its operating performance from a cash perspective or be indicative of its operating performance. eFuture believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to eFuture’s historical performance and liquidity. eFuture computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. The accompanying paragraphs have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

eFuture’s management also believes that EBITDA, defined as earnings before interest, income tax expense, depreciation and amortization is a useful financial metric to assess its operating and financial performance before the impact of investing and financing transactions and income taxes. In addition, eFuture’s management believes that EBITDA is widely used by other companies in the software industry and may be used by investors as a measure of its financial performance. Given the significant investments that eFuture has made in property, equipment, depreciation and amortization expense comprises a meaningful portion of the Company’s cost structure. eFuture’s management believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The presentation of EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains eFuture considers to be outside the ordinary course of its business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets, income tax expense, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Further, share-based compensation expenses have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of eFuture’s financial results. The term EBITDA or adjusted EBITDA is not defined under U.S. GAAP, and EBITDA or adjusted EBITDA is not a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing eFuture’s operating and financial performance, you should not consider this data in isolation or as a substitute for its net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company’s EBITDA and adjusted EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as eFuture does.

STATEMENT REGARDING UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

ABOUT EFUTURE INFORMATION TECHNOLOGY INC.

eFuture Information Technology Inc. (NASDAQ: EFUT) is a leading provider of software and services in China’s rapidly growing retail and consumer goods industries.  eFuture provides integrated software and services to manufacturers, distributors, wholesalers, logistics companies and retailers in China’s front-end supply chain (from factory to consumer) market, especially in the retail and fast moving consumer goods industries.  For more information about eFuture, please visit http://www.e-future.com.cn.

SAFE HARBOR

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, 2010 financial outlook and quotations from management in this announcement, as well as strategic and operational plans, contain forward-looking statements. eFuture may also make written or oral forward-looking statements in periodic reports to the Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to second parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: eFuture’s anticipated growth strategies; eFuture’s future business development, results of operations and financial condition; expected changes in the Company’s revenue and certain cost or expense items; eFuture’s ability to attract customers and leverage its brand; trends and competition in the software industry; the Company’s ability to control expenses and maintain profit margins; the Company’s ability to hire, train and retain qualified managerial and other employees; the Company’s ability to develop new software and pilot new business models at desirable locations in a timely and cost-effective manner; the performance of third parties under contracts with the Company; the expected growth of the Chinese economy software market in retail and consumer goods industries; and Chinese governmental policies relating to private managers and operators of software and applicable tax rates.

Further information regarding these and other risks is included in eFuture’s annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of September 15, 2010, and the Company undertakes no duty to update such information or any other forward-looking information, except as required under applicable law.

Investor Contact:	Investor Relations (US):
Troe Wen, Company Secretary	Mahmoud Siddig
eFuture Information Technology Inc.	Taylor Rafferty
+86 10 5293 7699	+1 212 889 4350
ir@e-future.com.cn	eFuture@Taylor-Rafferty.com

Investor Relations (HK):	Media Contact:
Ruby Yim	Jason Marshall
Taylor Rafferty	Taylor Rafferty
+852 3196 3712	+1 212 889 4350
eFuture@Taylor-Rafferty.com	eFuture@Taylor-Rafferty.com

– FINANCIAL TABLES TO FOLLOW –

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,	June 30,	June 30,
	2009	2010	2010
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	59,114,876	31,883,530	4,701,545
Accounts receivable, less allowance for doubtful accounts of ¥4,196,302 and ¥4,710,177 ($694,563), respectively	15,008,666	9,539,928	1,406,758
Refundable value added tax	2,600,299	2,675,103	394,471
Advances to employees	1,612,691	2,991,350	441,104
Advances to suppliers	297,604	778,762	114,836
Other receivables	2,821,682	4,045,069	596,485
Prepaid expenses	1,479,505	1,605,900	236,806
Inventories and work in process, less inventory provision of ¥1,103,382 and ¥2,281,839 ($336,480)	5,547,216	10,180,830	1,501,265
Total current assets	88,482,539	63,700,472	9,393,270

Non-current assets
Long-term investments	654,192	894,192	131,858
Deferred loan costs	836,337	656,415	96,795
Property and equipment, net of accumulated depreciation of ¥4,314,846 and ¥5,209,678 ($768,219), respectively	5,208,594	4,744,846	699,675
Intangible assets, net of accumulated amortization of ¥50,972,300 and ¥59,138,249 ($8,720,526), respectively	42,833,223	36,066,300	5,318,337
Goodwill	90,522,735	90,522,735	13,348,483
Total non-current assets	140,055,081	132,884,488	19,595,148

Total assets	228,537,620	196,584,960	28,988,418

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts payable	9,080,949	4,242,138	625,546
Other payable	15,716,207	13,250,097	1,953,856
Accrued expenses	10,058,468	6,673,787	984,117
Taxes payable	6,985,256	5,736,943	845,970
Advances from customers	26,185,691	35,854,244	5,287,067
Royalstone acquisition obligation	6,420,168	-	-
Proadvancer System acquisition obligation	29,973,448	-	-
bFuture acquisition obligation	392,877	392,877	57,934
Deferred tax, current portion	1,389,121	694,561	102,420
Total current liabilities	106,202,185	66,844,647	9,856,910

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,	June 30,	June 30,
	2009	2010	2010
	(Audited)	(Unaudited)	(Unaudited)
Long-term liabilities
3%-10% ¥6,781,500 ($1,000,000) convertible note payable, net of ¥6,736,206 ($993,321) of unamortized discount	36,839	45,294	6,679
Derivative liabilities	3,824,552	1,074,190	158,400
Deferred tax	4,109,092	3,415,033	503,581
Total long-term liabilities	7,970,483	4,534,517	668,660

Shareholders’ equity
Ordinary shares, $0.0756 U.S. dollars par value; 6,613,756 shares authorized; 3,368,424 shares and 3,599,536 shares outstanding, respectively	2,042,384	2,161,187	318,689
Additional paid-in capital	179,821,900	204,354,965	30,134,184
Statutory reserves	3,084,020	3,084,020	454,770
Accumulated deficit	(68,687,892)	(81,336,088)	(11,993,820)
Total eFuture Information Technology Shareholder’s Equity	116,260,412	128,264,084	18,913,823
Non-controlling interest	(1,895,460)	(3,058,288)	(450,975)
Total shareholders’ equity	114,364,952	125,205,796	18,462,848

Total liabilities and shareholders’ equity	228,537,620	196,584,960	28,988,418

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED INCOME STATEMENTS

	Three Months Ended
	June 30,2009	June 30,2010
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Software sales	10,611,112	18,695,104	2,756,780
Hardware sales	-	5,479,760	808,045
Service fee income	11,594,726	11,593,948	1,709,644
Total Revenues	22,205,838	35,768,812	5,274,469

Cost of revenues
Cost of software	3,526,283	1,677,497	247,364
Cost of hardware	-	4,614,998	680,528
Cost of service fee income	4,937,353	5,407,383	797,373
Amortization of acquired technology	3,018,653	2,743,681	404,583
Amortization of software costs	905,642	1,194,947	176,207
Total Cost of Revenue	12,387,931	15,638,506	2,306,055

Gross Profit	9,817,907	20,130,306	2,968,414

Operating Expenses
Research and development	92,179	1,380,475	203,565
General and administrative	10,032,444	11,163,102	1,646,111
Selling and distribution expenses	9,443,587	11,167,575	1,646,771
Total Operating Expenses	19,568,210	23,711,152	3,496,447

Loss from operations	(9,750,303)	(3,580,846)	(528,033)

Interest income	162,491	70,865	10,450
Interest expense	(174,914)	(178,909)	(26,382)
Interest expenses - amortization of discount on notes payable	(204)	(134)	(20)
Interest expenses - amortization of deferred loan costs	(87,176)	(91,778)	(13,534)
Gain on derivatives	(1,673,706)	1,445,963	213,222
Foreign currency exchange gain/(loss)	12,059	(269,775)	(39,781)
Loss before tax	(11,511,753)	(2,604,614)	(384,078)
Income tax benefit	283,108	132,077	19,476
Net Loss	(11,228,645)	(2,472,537)	(364,602)
Net loss/(income) attributable to the non-controlling interest	(154,631)	748,034	110,305
Net loss attributable to eFuture Information Technology	(11,383,276)	(1,724,503)	(254,297)
Comprehensive Loss	(11,383,276)	(1,724,503)	(254,297)

Losses per ordinary share
Basic	(3.39)	(0.48)	(0.07)
Diluted	(3.39)	(0.48)	(0.07)

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NON-GAAP MEASURES OF PERFORMANCE

	Three Months Ended
	June 30,2009	June 30,2010
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
NON-GAAP OPERATING INCOME (LOSS) AND ADJUSTED EBITDA

Operating loss (GAAP Basis)	(9,750,303)	(3,580,846)	(528,033)

Adjustments for non-GAAP measures of performance:
Add back amortization of acquired software technology	3,018,653	2,743,681	404,583
Add back amortization of intangibles	905,642	1,194,947	176,207
Add back share-based compensation expenses	752,311	1,244,662	183,538
Adjusted non-GAAP operating income/(loss)	(5,073,697)	1,602,444	236,295
Add back depreciation	286,790	543,819	80,192

Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization)	(4,786,907)	2,146,263	316,487

NON-GAAP OPERATING INCOME (LOSS) AND ADJUSTED EBITDA, as a percentage of revenue

Operating loss (GAAP BASIS)	-44%	-10%	-10%

Adjustments for non-GAAP measures of performance:
Amortization of acquired software technology	14%	8%	8%
Amortization of intangibles	4%	3%	3%
Share-based compensation expenses	3%	3%	3%
Adjusted non-GAAP operating income/(loss)	-23%	4%	4%
Depreciation	1%	2%	2%

Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization)	-22%	6%	6%

NON-GAAP EARNINGS (LOSSES) PER SHARE
Net Loss	(11,383,276)	(1,724,503)	(254,297)
Amortization of acquired software technology	3,018,653	2,743,681	404,583
Amortization of intangibles	905,642	1,194,947	176,207
Accretion on convertible notes	204	134	20
Share-based compensation expenses	752,311	1,244,662	183,538
Adjusted Net income/(loss)	(6,706,466)	3,458,921	510,051

Adjusted non-GAAP diluted earnings/(losses) per share	(1.98)	0.96	0.14
Shares used to compute non-GAAP diluted earnings per share	3,384,625	3,599,485	3,599,485

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED INCOME STATEMENTS

	Six Months Ended
	June 30,2009	June 30,2010
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Software sales	15,560,446	24,419,335	3,600,876
Hardware sales	1,395,170	7,658,575	1,129,333
Service fee income	19,074,514	20,397,933	3,007,879
Total Revenues	36,030,130	52,475,843	7,738,088

Cost of revenues
Cost of software	4,618,412	3,415,746	503,686
Cost of hardware	1,370,114	6,489,733	956,976
Cost of service fee income	7,889,475	8,890,404	1,310,979
Amortization of acquired technology	6,015,153	5,741,530	846,646
Amortization of software costs	1,809,994	2,424,419	357,505
Total Cost of Revenue	21,703,148	26,961,832	3,975,792

Gross Profit	14,326,982	25,514,011	3,762,296

Operating Expenses
Research and development	185,746	2,072,279	305,578
General and administrative	17,908,546	21,592,999	3,184,104
Selling and distribution expenses	15,018,666	18,904,700	2,787,687
Total Operating Expenses	33,112,958	42,569,978	6,277,369

Loss from operations	(18,785,976)	(17,055,967)	(2,515,073)

Interest income	342,763	182,053	26,846
Interest expense	(320,010)	(311,625)	(45,952)
Interest expenses - amortization of discount on notes payable	(6,852)	(10,063)	(1,484)
Interest expenses - amortization of deferred loan costs	(173,237)	(182,383)	(26,894)
Gain on derivatives	(382,845)	2,743,116	404,500
Foreign currency exchange loss	(43,710)	(564,773)	(83,281)
Loss before tax	(19,369,867)	(15,199,642)	(2,241,338)
Income tax expense	671,407	1,388,618	204,766
Net loss	(18,698,460)	(13,811,024)	(2,036,572)
Net loss/(income) attributable to the noncontrolling interest	(154,631)	1,162,828	171,471
Net loss attributable to eFuture Information Technology	(18,853,091)	(12,648,196)	(1,865,101)
Comprehensive Loss	(18,853,091)	(12,648,196)	(1,865,101)

Losses per ordinary share
Basic	(5.59)	(3.57)	(0.53)
Diluted	(5.59)	(3.57)	(0.53)

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NON-GAAP MEASURES OF PERFORMANCE

	Six Months Ended
	June 30,2009	June 30,2010
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
NON-GAAP OPERATING INCOME (LOSS) AND ADJUSTED EBITDA

Operating loss (GAAP Basis)	(18,785,976)	(17,055,967)	(2,515,073)

Adjustments for non-GAAP measures of performance:
Add back amortization of acquired software technology	6,015,153	5,741,530	846,646
Add back amortization of intangibles	1,809,994	2,424,419	357,505
Add back share-based compensation expenses	1,517,537	2,792,881	411,838
Adjusted non-GAAP operating loss	(9,443,292)	(6,097,137)	(899,084)
Add back depreciation	432,031	906,922	133,735

Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization)	(9,011,261)	(5,190,215)	(765,349)

NON-GAAP OPERATING INCOME (LOSS) AND ADJUSTED EBITDA, as a percentage of revenue

Operating loss (GAAP BASIS)	-52%	-33%	-33%

Adjustments for non-GAAP measures of performance:
Amortization of acquired software technology	17%	11%	11%
Amortization of intangibles	5%	5%	5%
Share-based compensation expenses	4%	5%	5%
Adjusted non-GAAP operating loss	-26%	-12%	-12%
Depreciation	1%	2%	2%

Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization)	-25%	-10%	-10%

NON-GAAP EARNINGS (LOSSES) PER SHARE
Net Loss	(18,853,091)	(12,648,196)	(1,865,101)
Amortization of acquired software technology	6,015,153	5,741,530	846,646
Amortization of intangibles	1,809,994	2,424,419	357,505
Accretion on convertible notes	6,852	10,063	1,484
Share-based compensation expenses	1,517,537	2,792,881	411,838
Adjusted Net loss	(9,503,555)	(1,679,303)	(247,628)

Adjusted non-GAAP diluted earnings/(losses) per share	(2.82)	(0.47)	(0.07)
Shares used to compute non-GAAP diluted earnings per share	3,373,358	3,546,530	3,546,530

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,	June 30,	June 30,
	2009	2010	2010
	(Audited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	(25,265,497)	(12,648,196)	(1,865,103)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	1,371,421	906,922	133,735
Amortization of intangible assets	16,263,531	8,165,949	1,204,151

Impairment of goodwill	762,000	-	-
Amortization of discount on notes payable	13,316	10,063	1,484
Amortization of deferred loan costs	350,996	182,383	26,894
Gain on derivatives	(1,290,329)	(2,743,116)	(404,500)
Loss on disposition of property and equipment	49,900	33,076	4,877
Provision for doubtful debt	4,044,232	2,001,939	295,206
Provision for loss in inventory and work in process	1,103,382	1,178,457	173,775
Compensation expense for options issued to employees	4,464,698	1,570,399	231,571
Compensation expenses for restricted shares awarded to directors and senior management	1,711,356	1,222,482	180,267
Deferred taxes	(1,513,216)	(1,388,619)	(204,766)
Foreign exchange loss	(134,451)	289,286	42,658
Non-controlling interest	(2,099,874)	(1,162,828)	(171,471)
Change in assets and liabilities:
Accounts receivable	2,898,851	3,683,511	543,171
Refundable value added tax	155,403	(74,804)	(11,031)
Advances to employees	1,593,262	(1,378,659)	(203,297)
Advances to suppliers	(98,852)	(481,158)	(70,952)
Other receivables	(3,077,188)	(1,440,098)	(212,357)
Prepaid expenses	(744,422)	(126,395)	(18,638)
Inventories	(3,771,348)	(5,812,071)	(857,048)
Trade payables	3,434,690	(4,838,811)	(713,531)
Other payables	4,770,671	(2,313,943)	(341,214)
Accrued expenses	3,184,765	(3,384,681)	(499,105)
Taxes payable	(948,478)	(1,248,313)	(184,076)
Advances from customers	3,346,161	9,668,553	1,425,725
Net cash provided by/(used in) operating activities	10,574,980	(10,128,672)	(1,493,575)

Cash flows from investing activities:
Purchases of property and equipment	(3,024,457)	(476,250)	(70,228)
Payments for intangible assets	(9,226,066)	(1,399,026)	(206,300)
Long-term investments	-	(240,000)	(35,390)
Acquisition of business	-	(15,000,000)	(2,211,900)
Net cash used in investing activities	(12,250,523)	(17,115,276)	(2,523,818)

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,	June 30,	June 30,
	2009	2010	2010
	(Audited)	(Unaudited)	(Unaudited)
Cash flows from financing activities:

Issuance of ordinary shares for cash, net of offering costs paid	-	36,068	5,319

Net cash provided by financing activities	-	36,068	5,319
Effect of exchange rate changes on cash	2,685	(23,466)	(3,460)
Net decrease in cash	(1,672,858)	(27,231,346)	(4,015,534)
Cash and cash equivalents at beginning of period	60,787,734	59,114,876	8,717,079
Cash and cash equivalents at end of period	59,114,876	31,883,530	4,701,545
Supplemental cash flow information

Interest paid	450,826	539,207	79,511